UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Software Purchase Agreement with Amis et Copins Inc.

On August 26, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, Irace Technology Limited, a British Virgin Islands company (“Irace Technology”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with Amis et Copins Inc., a company incorporated in Seychelles (the “Seller”), as the seller, with respect to a certain space football system engine and related assets, as described more particularly therein (the “Virtual Space Football Software”).

Pursuant to the Software Purchase Agreement, Irace Technology agreed to acquire from the Seller all of the rights, title, and interests in the Virtual Space Football Software for consideration of an aggregate of 62,775,000 Class A ordinary shares (per share price of US$0.16) of the Company with an aggregate value of US$10,044,000.00 (the “Consideration Shares”). In connection with the Software Purchase Agreement, on August 26, 2024, the Seller and four assignees (the “Assignees”) entered into a deed of assignment (the “Deed of Assignment”) with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and Irace Technology a notice of assignment (the “Notice of Assignment”) (the “Assignment”). Pursuant to the Software Purchase Agreement and the Assignment, the Consideration Shares will be issued to the Assignees on a closing date as may be agreed upon among the Company, Irace Technology, and the Seller, subject to the satisfaction by the Seller of its obligations under the Software Purchase Agreement.

The foregoing descriptions of the Software Purchase Agreement, the Deed of Assignment, and the Notice of Assignment do not purport to be complete and are qualified in their entirety by reference to the full text of each the Software Purchase Agreement, the Deed of Assignment, and the Notice of Assignment, which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Form 6-K.

The Software Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on August 26, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-274484), as amended, the registration statements on Form F-3 of the Company (File No. 333-278571), the registration statement on Form F-3 of the Company (File No. 333-280850), and the registration statements on Form F-3 of the Company (File No. 333-281748), and into the base prospectus and the prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Software Purchase Agreement, among Starbox Group Holdings Ltd., Irace Technology Limited, and Amis et Copins Inc., dated August 26, 2024
10.2	Deed of Assignment, between Amis et Copins Inc. and the person listed in Schedule 1 therein, dated August 26, 2024
10.3	Notice of Assignment, delivered by Amis et Copins Inc. to Starbox Group Holdings Ltd. and Irace Technology Limited, dated August 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: August 26, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer